Filed by Duke Energy Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.
Commission File No.: 001-15929

The following materials are excerpts from Duke Energy Corporation's Earnings Review and Business Update presentation, dated February 17, 2011, prepared in connection with the company's announcement of fourth quarter and year-end 2010 financial results.

## SAFE HARBOR STATEMENT

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "may," "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "forecast," and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy and Progress Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy's or Duke Energy's plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the "Risk Factors" section of each of Duke Energy's and Progress Energy's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy's and Duke Energy's reports filed with the SEC and available at the SEC's website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

## REG G DISCLOSURE

In addition, today's discussion includes certain non-GAAP financial measures as defined under SEC Regulation G. A reconciliation of those measures to the most directly comparable GAAP measures is available on our Investor Relations website at *www.duke-energy.com/investors/*.

# SAFE HARBOR (CONT'D)

## ADDITIONAL INFORMATION ON THE MERGER AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. **Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information.** You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy's website (www.duke-energy.com) under the heading "Investors" and then under the heading "Financials/SEC Filings."

## PARTICIPANTS IN THE MERGER SOLICITATION

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy's executive officers and directors and Progress Energy's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

# STRATEGIC COMBINATION WITH PROGRESS ENERGY

Duke Energy

**Strategic Benefits**

- Creates largest U.S. utility
- Substantial, diversified regulated business mix
- Unmatched financial and operational scale

**Investor Benefits**

- Earnings accretive in year one[1]
- Long-term earnings growth target of 4-6 percent[1]
- Maintain Duke Energy dividend policy
- Continued balance sheet strength

**Customer Benefits**

- Ability to create meaningful operational efficiencies for regulated electric customers over time


IL
IN
OH
PA
NJ
MD
DE
WV
VA
KY
TN
NC
SC
MS
AL
GA
FL
Duke Energy
Progress Energy

*[1] Based upon adjusted diluted earnings per share*

# STATUS OF MERGER APPROVALS

Duke Energy

| | Progress on Key Milestones | Filed | Approved |
|---|---|---|---|
| Shareholder | ▪ By end of 1Q 2011, file initial S-4 with SEC<br>▪ Shareholder meeting in 2Q/3Q 2011 | ☐ | ☐ |
| Department of Justice (DOJ) | ▪ By end of 2Q 2011, file for Hart Scott Rodino review | ☐ | ☐ |
| Federal Communications Commission (FCC) | ▪ By end of 2Q 2011, file for transfer of Progress Energy licenses | ☐ | ☐ |
| Federal Energy Regulatory Commission (FERC) | ▪ By end of 1Q 2011, file merger approval application and related filings | ☐ | ☐ |
| Nuclear Regulatory Commission (NRC) | ▪ By end of 1Q 2011, file for indirect transfer of Progress Energy licenses | ☐ | ☐ |
| North Carolina | ▪ By end of 1Q 2011, file merger approval application | ☐ | ☐ |
| South Carolina | ▪ By early 3Q 2011, file for approval of combined operational control of generation facilities via a joint dispatch agreement | ☐ | ☐ |
| Kentucky | ▪ By end of 1Q 2011, file merger approval application | ☐ | ☐ |

# KEY PRIORITIES FOR 2011

Duke Energy

| Overall | US Franchised Electric & Gas | Commercial Businesses |
| --- | --- | --- |
| • Obtain merger approvals and finalize integration planning<br>• Continued operational performance of fleet and grid<br>• Aggressively manage capital and O&M costs<br>• Achieve adjusted earnings target and continue to grow the dividend<br>• Maintain strength of balance sheet | • Obtain constructive regulatory outcomes<br>• Advance legislative agenda addressing regulatory lag<br>• Continue progress with major capital projects (on-budget, on-time)<br>• Support economic development initiatives in our service territories | • Achieve a constructive outcome for the new Ohio SSO agreement<br>• Strategically respond to customer switching pressures in Ohio<br>• Continue to strategically grow the renewable energy and International businesses |